

July 30, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Calamos ETF Trust
        Issuer CIK: 0001579881
        Issuer File Number: 333-191151/811-22887
        Form Type: 8-A12B
        Filing Date: July 30, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Calamos Active Hedged Equity ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications